SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement  |  Lisbon  |  17 May 2014

Business combination timetable

Portugal Telecom, SGPS S.A. (“Portugal Telecom”) hereby informs the following regarding the transaction that will result in the combination of activities, business and shareholder bases of Portugal Telecom, Oi S.A. (“Oi”), and Telemar Participações S.A. (“Telemar” and, together with Portugal Telecom and Oi, the “Companies”), the company that will incorporate the others (“Business Combination”).

Given the successful closing of the fund-raising in the public offering for primary distribution of common shares and preferred shares of Oi (“Public Offering”) on May 5, 2014, the Companies will continue with the necessary procedures to implement the stages of the Business Combination, as previously disclosed in the Material Fact dated February 20, 2014.

Following the completion of the Public Offering, the Companies have analysed the measures and arrangements that are still necessary for the implementation of the Business Combination, including consideration of the filings and approvals required in the Business Combination, the need for audited and pro forma financial information of Telemar for use in connection with the merger of shares of Oi and Telemar, and the merger of Portugal Telecom into Telemar, the registration of the shares to be issued by Telemar in the merger of shares and the merger with the United States Securities and Exchange Commission, the conversion of Telemar’s Brazilian registration as a publicly-held company, the registration of Telemar’s Depositary Receipt Program with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — CVM), the listing of Telemar’s shares in Brazil on the Novo Mercado segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros) and in Portugal on the NYSE Euronext Lisbon, with the necessary approvals from the Portuguese Securities and Exchange Commission (Comissão do Mercado de Valores Mobiliários-CMVM) and NYSE Euronext Lisbon, and the listing of Telemar’s American Depositary Shares on the NYSE.

As a result, the general shareholders’ meetings to decide on such transactions are expected to occur during September and October 2014, and the notice of such meetings and availability of the necessary documents is expected to occur at least 30 days in advance of the general shareholders’ meetings.

Portugal Telecom will keep their shareholders and the market informed of any subsequent events related to the Business Combination.

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to (1) the proposed merger of shares (incorporação de ações) between TmarPart and Oi, and (2) the proposed merger (incorporação) of Portugal Telecom with and into TmarPart.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

In connection with the proposed merger of shares between TmarPart and Oi and the proposed merger of Portugal Telecom with and into TmarPart, TmarPart plans to file with the SEC (1) a registration statement on Form F-4, containing a prospectus which will be mailed to shareholders of Oi and Portugal Telecom, (other than non-U.S. persons as defined in the applicable rules of the SEC), and (2) other documents regarding the proposed merger of shares and proposed merger.

We urge investors and security holders to carefully read the prospectus and other relevant materials when they become available as they will contain important information about the proposed merger of shares and proposed merger.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from TmarPart, Oi or Portugal Telecom.

Special Note Regarding Forward-Looking Statements:

This communication contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of TmarPart, Oi or Portugal Telecom, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “target,” “goal” and similar expressions, as they relate to TmarPart, Oi or Portugal Telecom, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of TmarPart, Oi or Portugal Telecom, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to TmarPart, Oi, Portugal Telecom or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, TmarPart, Oi, Portugal Telecom and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures TmarPart, Oi or Portugal Telecom makes on related subjects in reports and communications TmarPart, Oi or Portugal Telecom file with the SEC.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.